UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1

Under the Securities Exchange Act of 1934

COMMERCE DEVELOPMENT CORPORATION, LTD.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

2006 1 R 104
(CUSIP Number)

Andrew Mercer
8880 RIO SAN DIEGO DRIVE, 8TH FLOOR
SAN DEIGO, CALIFORNIA 92108
619-209-6035
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 15, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.       2006 1 R 104

    1.        Names of Reporting Persons.

              I.R.S. Identification Nos. of above persons (entities only).

              Andrew Mercer

    2.        Check the Appropriate Box if a Member of a Group (See Instructions)

              (a) [__]
              (b) [__]

    3.        SEC Use Only

    4.        Source of Funds (See Instructions)

               PF

    5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

    6.        Citizenship or Place of Organization:

               United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

        18,000,000
__________________________________________________________________________________
8.     Shared Voting Power

        N/A

__________________________________________________________________________________
9.     Sole Dispositive Power

        18,000,000
__________________________________________________________________________________
10.   Shared Dispositive Power

N/A

    11.         Aggregate Amount Beneficially Owned by Each Reporting Person

                 18,000,000

    12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                 N/A

    13.        Percent of Class Represented by Amount in Row (11)

                 85%

    14.        Type of Reporting Person (See Instructions)

                 IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of COMMERCE DEVELOPMENT CORPORATION, LTD. The principal executive offices of COMMERCE DEVELOPMENT CORPORATION, LTD. are located at 8880 RIO SAN DIEGO DRIVE, 8TH FLOOR SAN DEIGO, CALIFORNIA 92108

Item 2. Identity and Background

(a)-(c) This Statement on Schedule 13D is being filed by Andrew Mercer. Mr. Mercer's business address is 8880 RIO SAN DIEGO DRIVE, 8TH FLOOR SAN DEIGO, CALIFORNIA 92108. Mr. Mercer is the sole Director and the President of Commerce Development Corporation, Ltd.

(d)-(e) During the last five years, Mr. Mercer: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Mercer is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On September 1, 2002, COMMERCE DEVELOPMENT CORPORATION, LTD. entered into a client service agreement with The Mercer Group, Inc. Under the terms of the agreement, The Mercer Group provided COMMERCE DEVELOPMENT CORPORATION, LTD. with:

•	Financial strategies for mergers, spin-offs, and other related activities;

•	Business development consulting for private companies seeking additional capital and pre-initial public offering strategic business planning; and

•	Consulting for management on running a public company.

Pursuant to the service agreement, COMMERCE DEVELOPMENT CORPORATION, LTD. paid The Mercer Group, as compensation, 3,160,000 shares of our common stock, valued at $0.006 per share. The Mercer Group is controlled by Andrew E. Mercer, COMMERCE DEVELOPMENT CORPORATION, LTD.s current chairman, president and chief executive officer.

On September 1, 2002, COMMERCE DEVELOPMENT CORPORATION, LTD. entered into a 16-month employment contract with its president and chief executive officer, and director, Andrew E. Mercer, for the period beginning September 1, 2002, and ending December 31, 2003. The contract provides for a salary of $80,040 during its term, which was paid in advance in the form of 13,340,000 shares of our common stock, valued at $0.006 per share.

In addition to the above share ownership of the Mercer Group and Mr. Mercer individually, in or about August 2002, the Mercer Group acquired an additional 1,500,000 shares from one of our other shareholders in a private sale transaction.

Item 4. Purpose of Transaction

Mr. Mercer individually, and indirectly through the Mercer Group, acquired the securities of Commerce Development Corporation, Ltd. for investment purposes. Depending on general market and economic conditions affecting Commerce Development Corporation, Ltd. and other relevant factors, Mr. Mercer may purchase additional securities of Commerce Development Corporation, Ltd. or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Mercer does not have any plans or proposals which relate to or result in:

(a) the acquisition by any person of additional securities of Public Company Management Corporation, or the disposition of securities of Public Company Management Corporation;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Commerce Development Corporation, Ltd. or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of Public Company Management Corporation or any of its subsidiaries;

(d) any change in the present board of directors or management of Public Company Management Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of Commerce Development Corporation, Ltd.;

(f) any other material changes in Commerce Development Corporation, Ltd.'s business or corporate structure;

(g) changes in Commerce Development Corporation, Ltd.'s charter, bylaws or instruments corresponding thereto, other than changing its name, or other actions which may impede the acquisition of control of Public Company Management Corporation by any person;

(h) causing a class of securities of Commerce Development Corporation, Ltd. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Commerce Development Corporation, Ltd. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) Andrew Mercer beneficially owns 18,000,000 shares of Common Stock, $0.001 par value, of Commerce Development Corporation, Ltd. The shares of Common Stock beneficially owned by Mr. Mercer constitute approximately 85% of the total number of shares of common stock of Commerce Development Corporation, Ltd. Applicable percentages are based upon 21,365,500 shares of common stock outstanding as of April 1, 2005.

(b) Mr. Mercer has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Mercer.

(c) Mr. Mercer acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Mercer.

(e)   Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

None

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2005 BY: /s/ Andrew Mercer —————————————— Andrew Mercer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).